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SEC FILE NUMBER
0-27406

CUSIP NUMBER
208192104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
Connetics Corporation

Full Name of Registrant

Former Name if Applicable
3160 Porter Drive

Address of Principal Executive Office (Street and Number)
Palo Alto, California 94304

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced by Connetics Corporation (“Connetics” or the “Company”) in its Current Report on Form 8-K filed on May 3, 2006, the Company has concluded that its financial statements for the year ended December 31, 2005, and potentially additional periods, should no longer be relied upon. The Company determined that its rebate reserves as of the end of 2005 were understated. Rebates are contractual discounts offered to government programs and private health plans which are eligible for rebates at the time prescriptions are dispensed, subject to various conditions. The Company records quarterly reserve provisions for rebates by estimating rebate liability for product sold, based on factors such as timing and terms of plans under contract, time to process rebates, product pricing, sales volumes, units held by distributors, and prescription trends. Upon review, the Company concluded that the rebate rates and method used to calculate the rebate liability did not fully capture the impact of these factors in its historical provision. Accordingly, the Company plans to restate its financial statements for the year ended December 31, 2005, and potentially additional periods.

The Company intends to file an amended Form 10-K for the year ended December 31, 2005 and any other required amendments to its annual and periodic reports, which will include the restated financial statements, as soon as practicable after the Company completes its internal review and restatement of its financial statements and the external audit process is completed. The Company will not be able to complete the preparation of its Form 10-Q for the fiscal quarter ended March 31, 2006 until this internal review and restatement, and external audit, is completed. The Company does not expect that it will be able to complete this process on or before the fifth calendar day following the required filing date of the Form 10-Q for the fiscal quarter ended March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Katrina J. Church	(650)	843-2800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 3, 2005, the Company filed a Form 8-K with the SEC in which it furnished a press release announcing its preliminary results for the quarter ended March 31, 2006, and its intent to restate financial results for prior periods. This press release contains estimates of the impact of the restatements of the Company’s financial statements for the year ended December 31, 2005, and the preliminary results for the quarter ended March 31, 2006 described in the press release reflect a preliminary application of the Company’s revised rebate accounting. These estimates and preliminary results, which are incorporated herein by reference, are subject to change based on the ongoing review conducted by the Company.

Connetics Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Katrina J. Church

Katrina J. Church Executive Vice President, Legal Affairs, General Counsel and Secretary